Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
Penn Virginia Holding Corp.	Delaware
Penn Virginia Oil & Gas Corporation	Virginia
Penn Virginia Oil & Gas, L.P.	Texas
Penn Virginia MC Corporation	Delaware
Penn Virginia MC Energy L.L.C.	Delaware
Penn Virginia MC Operating Company L.L.C.	Delaware
Penn Virginia Resource GP Corp.	Delaware
Penn Virginia Resource LP Corp.	Delaware
Kanawha Rail Corp.	Virginia
PVG GP, LLC	Delaware
Penn Virginia GP Holdings, L.P.	Delaware